SHIN
CORPORATION

02 DEC 17

02060660

SUPPL

December 3, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 044/2002**

  Subject: Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No.2/2002 (SHIN-W1)

  Date: December 3, 2002

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5561 or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 12/26

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower Phahon Yothin Rd., Samsen Nai Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 0-2299-5000 Fax : (662) 0-2299-5196

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 3, 2002

SH 044/2002

December 3, 2002

Sebject: Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 2/2002 (SHIN-W1)

To: The President
The Stock Exchange of Thailand

Whereas Shin Corporation Public Company Limited had issued and offered 200 million units of warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during May 20-22, 2002. The warrants can be exercised on the last working day of August, November, February, and May. The first exercise date is on August 30, 2002 and the last exercise date is fixed on May 21, 2007. The exercise ratio is 1 unit of warrant for 1 ordinary share at the price of 20.50 baht.

The Company would like to report the results of the exercise of warrant No. 2/2002 which exercised on November 29, 2002, as follows :

The number of exercised warrants	-None-
The number of remaining unexercised warrants	-200 million units

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 3, 2002

SH 044/2002

December 3, 2002

Sebject: Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 2/2002 (SHIN-W1)

To: The President
The Stock Exchange of Thailand

Whereas Shin Corporation Public Company Limited had issued and offered 200 million units of warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during May 20-22, 2002. The warrants can be exercised on the last working day of August, November, February, and May. The first exercise date is on August 30, 2002 and the last exercise date is fixed on May 21, 2007. The exercise ratio is 1 unit of warrant for 1 ordinary share at the price of 20.50 baht.

The Company would like to report the results of the exercise of warrant No. 2/2002 which exercised on November 29, 2002, as follows :

The number of exercised warrants	-None-
The number of remaining unexercised warrants	-200 million units

SHIN
CORPORATION

December 6, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 046/2002**

  Subject: Management Repositioning

  Date: December 6, 2002

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Parsopsook Chaiwongsurarit

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5226 or prasopsc@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

SHIN CORPORATION

December 6, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 046/2002**

  Subject: Management Repositioning

  Date: December 6, 2002

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Parsopsook Chaiwongsurarit

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5226 or prasopsc@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 6, 2002

SH 0046/2002

December 6, 2002

Re: Management Repositioning

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited (SHIN) aims to encourage its younger generation to take a more challenging assignment which would lead the company to be an energetic organization surrounded by learning environment. Our top executives would then step up to engage more in the strategic direction for SHIN Group especially on enhancing the value of SHIN human capital and seeking for new business opportunities.

Therefore, please be informed of our management repositioning as follows:

1. **Mr. Boonklee Plangsiri** to be the Chairman of the Group Executive Committee (G-CHM) and Chairman of the Executive Committee of SHIN Corporation Public Company Limited (CHM-SHIN);
2. **Mr. Somprasong Boonyachai** to be the Group Vice Chairman of the Group Executive Committee/Human Resources (G-VCHM/HR) responsible for the group human resources and Chairman of the Executive Committee – Wireless Communications (CHM-WL);
3. **Mr. Dumrong Kasemset, Ph.D.** to be the Group Vice Chairman of the Group Executive Committee/Portfolio Management (G-VCHM/PM) responsible for the group portfolio management and investor relations and Chairman of the Executive Committee – Satellite and International Business (CHM-SSA);
4. **Mr. Niwat Boonsong** to be the Group Vice Chairman of the Group Executive Committee/Corporate Public Relations (G-VCHM/CPR) responsible for the group corporate image and public relations and Chairman of the Executive Committee – Media and Advertising (CHM-MDA);
5. **Mr. Arak Chonlatanon** to be the Group Vice Chairman of the Group Executive Committee/New Business (G-VCHM/NB) responsible for the group new business development and Chairman of the Executive Committee – E-Business (CHM-EB); and
6. **Mrs. Siripen Sitasuwan** to be the Group Chief Financial Officer (G-CFO) responsible for the group financial management and President of SHIN Corporation Public Company Limited.

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 6, 2002

SH 0046/2002

December 6, 2002

Re: Management Repositioning

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited (SHIN) aims to encourage its younger generation to take a more challenging assignment which would lead the company to be an energetic organization surrounded by learning environment. Our top executives would then step up to engage more in the strategic direction for SHIN Group especially on enhancing the value of SHIN human capital and seeking for new business opportunities.

Therefore, please be informed of our management repositioning as follows:

1. **Mr. Boonklee Plangsiri** to be the Chairman of the Group Executive Committee (G-CHM) and Chairman of the Executive Committee of SHIN Corporation Public Company Limited (CHM-SHIN);
2. **Mr. Somprasong Boonyachai** to be the Group Vice Chairman of the Group Executive Committee/Human Resources (G-VCHM/HR) responsible for the group human resources and Chairman of the Executive Committee – Wireless Communications (CHM-WL);
3. **Mr. Dumrong Kasemset, Ph.D.** to be the Group Vice Chairman of the Group Executive Committee/Portfolio Management (G-VCHM/PM) responsible for the group portfolio management and investor relations and Chairman of the Executive Committee – Satellite and International Business (CHM-SSA);
4. **Mr. Niwat Boonsong** to be the Group Vice Chairman of the Group Executive Committee/Corporate Public Relations (G-VCHM/CPR) responsible for the group corporate image and public relations and Chairman of the Executive Committee – Media and Advertising (CHM-MDA);
5. **Mr. Arak Chonlatanon** to be the Group Vice Chairman of the Group Executive Committee/New Business (G-VCHM/NB) responsible for the group new business development and Chairman of the Executive Committee – E-Business (CHM-EB); and
6. **Mrs. Siripen Sitasuwan** to be the Group Chief Financial Officer (G-CFO) responsible for the group financial management and President of SHIN Corporation Public Company Limited.